Filed by Sunworks, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sunworks, Inc.

(SEC File No.: 001-36868)

Date: November 6, 2020

The following letter was distributed to certain stockholders of Sunworks, Inc. on November 6, 2020.

November 6, 2020

Dear Stockholder,

Thank you for your investment in Sunworks Inc. This is a pivotal time for the future of your investment. As one of our most significant stockholders, your vote is especially important in determining the future of Sunworks. Our records show that we have not received your vote for the upcoming Special Meeting of Stockholders occurring on Thursday, November 12, 2020.

We kindly request that you support the Board of Directors’ (three of whom will stay on the board of directors of the combined company) unanimous recommendation by voting “FOR” the proposed Adoption of the Merger Agreement between Sunworks and Peck Company Holdings, Inc. as shown below:

Proposal for Stockholder Vote

Adoption of the Merger Agreement. To vote on a proposal to adopt the Agreement and Plan of Merger, dated as of August 10, 2020, between Sunworks and Peck Company Holdings, Inc. as it may be amended from time to time, which is further described in the Joint Proxy statement/Prospectus, sent earlier including the section entitled “The Merger Agreement” beginning on page 147 of the Joint Proxy Statement/Prospectus.

We encourage you to vote your shares as soon as possible.

We believe that this merger provides Sunworks with the opportunity to significantly reduce general and administrative costs by eliminating the duplication of the costs incurred for both companies needing to comply with public reporting requirements and eliminating duplicative management. The combined companies will have greater geographical coverage, better access to project finance funds, enhanced supply chain management and greater access to capital sources than Sunworks standing alone.

Please vote today by using the methods described on the enclosed voting form. Because the Special Meeting is fast approaching, we encourage you to vote your shares by phone or over the internet to ensure your vote is received in time. Please note that the deadline for voting your shares is Wednesday, November 11, 2020 at 11:59 p.m. Eastern Standard Time.

We greatly appreciate your prompt participation and support.

Sincerely,

Chuck Cargile

Chairman - Sunworks Inc.

Forward Looking Statements

Matters discussed in this letter contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this letter, the words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend,” “expect” and similar expressions identify such forward-looking statements. Forward-looking statements include all statements other than statements of historical fact contained in this letter, including statements regarding the potential Peck transaction, including any potential synergies related to the Peck transaction. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based largely on the expectations of Sunworks and are subject to a number of risks and uncertainties. These risks include, but are not limited to, risks and uncertainties associated with: the inability of Peck and Sunworks to realize potential cost synergies; the impact of economic, competitive, regulatory, environmental and other factors affecting Sunworks and its operations, markets and products; the impact of COVID-19 and the related federal, state and local restrictions on Sunworks’ operations and workforce, the impact of such restrictions on Sunworks’ customers, and the impact on Sunworks’ supply chain and availability of shipping and distribution; the prospects for sales, lower revenues, failure to earn profit, higher costs than expected, potential operating losses, ownership dilution, potential disruption from the integration with Peck, inability to repay debt, and the inability to complete projects within anticipated timeframes and costs; the impact of tariffs imposed by governmental bodies; the impact of national and local economies generally; Sunworks’ ability to access governmental assisted financing; and other factors detailed in reports filed by Sunworks. You should also review the risks described in “Risk Factors” in Part I, Item 1A of Sunworks, Inc.’s Annual Report on Form 10-K, the Joint Proxy Statement (as defined below), and in the other reports and documents Sunworks files with the Securities and Exchange Commission (the “SEC”) from time to time.

Any forward-looking statement made by Sunworks in this letter is based only on information currently available to Sunworks and reflects only as of the date on which it is made. Sunworks undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

No Offer or Solicitation

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Additional Information and Where to Find It

In connection with the proposed transaction with Peck, on October 15, 2020, Peck filed with the SEC a registration statement on Amendment No. 1 to Form S-4 (Registration No. 333-249183) (the “Registration Statement”), which included a document that serves as a prospectus of Peck and a joint proxy statement of Sunworks and Peck (the “Joint Proxy Statement”). The SEC declared the Registration Statement effective on October 15, 2020, and the Joint Proxy Statement/Prospectus was first mailed to stockholders of Peck and Sunworks on or about October 15, 2020. Each of Peck and Sunworks may file other documents regarding the Merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF PECK AND SUNWORKS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain copies of the Registration Statement, Joint Proxy Statement/Prospectus and other documents filed by Peck and Sunworks with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Peck will also be made available free of charge on Peck’s website at http://www.peckcompany.com. Copies of documents filed with the SEC by Sunworks will also be made available free of charge on Sunworks’ website at http://www.sunworksusa.com.

Participants in the Solicitation

Sunworks, and its respective directors, and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Sunworks in connection with the proposed transaction. Information about Sunworks’ directors and executive officers is available in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on July 8, 2020. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.